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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Valkyrie Equities Corporation**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

14455 Webb Chapel Road, Suite 201

(No. and Street)

Dallas	**Texas**	**75234**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Judd   (301) 452-8921

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA

(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 1 8 2020

RECEIVED

SEC
Mail Processing
Section

FEB 1 8 2020

Washington DC
410

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E 6

RMS

OATH OR AFFIRMATION

I, Kenneth J. Judd _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Valkyrie Equities Corporation _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

SIMON K SIMON
Notary ID #131428454
My Commission Expires
January 30, 2022

Simon K Simon 2/11/20
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Valkyrie Equities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on Valkyrie Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valkyrie Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

We have served as Valkyrie Equities Corporation's auditor since 2012.

Flower Mound, Texas

February 12, 2020

VALKYRIE EQUITIES CORPORATION
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 59,590
Commissions receivable	1,047
Prepaid expenses	1,359
TOTAL ASSETS	**$ 61,996**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commissions	$ 1,065
Federal income tax payable - Parent	1,475
TOTAL LIABILITIES	**2,540**

Stockholder's Equity

Common Stock, 1,000,000 shares authorized, no par value, 35,832 shares issued and outstanding	178,416
Accumulated deficit	(118,960)
TOTAL STOCKHOLDER'S EQUITY	**59,456**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 61,996**

VALKYRIE EQUITIES CORPORATION
Statement of Income
December 31, 2019

Revenue

Due diligence fees	$ 25,000
Mutual fund commissions	7,395
Interest income	51
TOTAL REVENUE	32,446

Expenses

Commissions	5,317
Communications	520
Office supplies	3,033
Professional fees	11,000
Regulatory expenses	4,098
Other	1,448
TOTAL EXPENSES	25,416

Net income before income tax	7,030
Federal income tax expense - current	1,475
NET INCOME	**$ 5,555**

VALKYRIE EQUITIES CORPORATION
Statement of Changes in Stockholder's Equity
December 31, 2019

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2018	35,832	$ 178,416	$ (124,515)	$ 53,901
Net Income	-	-	5,555	5,555
Balances at December 31, 2019	35,832	$ 178,416	$ (118,960)	$ 59,456

VALKYRIE EQUITIES CORPORATION
Statement of Cash Flows
December 31, 2019

Cash flows from operating activities

Net income	$ 5,555
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	21
Changes in assets and liabilities:	
Increase in commissions receivable	(150)
Decrease in federal income tax receivable – Parent	1,500
Increase in prepaid expenses	(1,359)
Increase in accrued commissions	1,065
Increase in federal income tax payable - Parent	1,475
Net cash provided by operating activities	8,107
Net increase in cash	8,107
Cash at beginning of year	51,483
CASH AT END OF YEAR	$ 59,590

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is a wholly owned subsidiary of Tyme Capital Holdings Incorporated (Tyme or Parent), a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rules 15c3-3(k):(1) and (2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas. The Company also participates in private placements of securities.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies, continued**</u>

<u>Revenue Recognition</u>

Mutual fund commissions: The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private placement commissions: The Company participates in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company may charge a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Due diligence fees: The Company provides due diligence services and believes the performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return and the combined Texas return with Tyme. Income taxes are recorded using the separate company method to comply with financial reporting rules. The Company records a provision or benefit for income taxes based on its taxable income or loss with a corresponding payable to or receivable from Parent.

As of December 31, 2019, open Federal tax years subject to examination include the tax years December 31, 2016 to December 31, 2018.

Note 2 - <u>**Net Capital Requirements**</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $58,072, which was $53,072 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

Note 3 - <u>**Income Taxes/Related Party Transaction**</u>

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current taxable income, resulting in a federal income tax expense. The Company recorded a federal income tax payable to its Parent and federal income tax expense of $1,475 related to the Company's allocated federal taxable income.

Note 4 - <u>**Concentration of Services**</u>

A shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated 100% of the mutual fund commissions revenue and received approximately 70% of the commissions expense.

100% of the due diligence fees were generated from a related party transaction. See Note 5.

Note 5 - <u>**Office Lease/Related Party Transactions**</u>

The Company maintains office facilities in Dallas, Texas on a month-to-month basis from a shareholder of the Parent. The office facility is provided to the Company at no cost by the shareholder of the Parent.

In September 2019, the Company entered into a non-exclusive placement agreement (the Agreement) with TYME Bank, Proposed (the Bank) in connection with the equity financing of the Bank. The organization of the Bank is being facilitated by TYME Group, LLC (the Group), a related party. Certain officers of the Company and certain shareholders of the Parent are members of the Group. Under the Agreement the Company was paid, and recognized revenue of, $25,000 in 2019 for due diligence services pertaining to the equity financing of the Bank. In addition, under the Agreement the Company may also earn private placement commissions.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 12, 2020, the date which the financial statements were available to be issued.

Schedule I

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 59,456
Deduction and/or charges	
Non-allowable assets:	
Restricted cash	25
Prepaid expenses	1,359
Total deductions and/or charges	1,384
Net capital before haircuts on securities positions	58,072
Haircuts on securities	-
Net Capital	$ 58,072

Aggregate Indebtedness

Accrued commissions	$ 1,065
Federal income tax payable - Parent	1,475
Total Aggregate Indebtedness	$ 2,540

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 53,072
Ratio of aggregate indebtedness to net capital	0.04 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is necessary.

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to sections (k)(1) and (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Valkyrie Equities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valkyrie Equities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(1) and (2)(i) (exemption provisions) and (2) Valkyrie Equities Corporation stated that Valkyrie Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Valkyrie Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 12, 2020

Valkyrie Equities Corporation

Exemption Report
December 31, 2019

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1) and (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Kenneth J. Judd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 12, 2020